[IAC/InterActiveCorp Letterhead]

June 11, 2013

Via EDGAR and Courier

Mara L. Ransom
Assistant Director
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             IAC/InterActiveCorp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Response dated June 5, 2013
File No. 000-20570

Dear Ms. Ransom:

Set forth below is the response of IAC/InterActiveCorp (“IAC” or the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated June 10, 2013 regarding the Company’s Annual Report on Form 10-K (the “Annual Report”).  Capitalized terms used but not defined herein have the meanings specified in the Annual Report.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.

Item 8. Consolidated Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 11 — Long-Term Debt, page 68

1.                                      We reviewed your response to comment 14 in our letter dated May 29, 2013. Please tell us whether the payment of dividends by you or your subsidiaries could cause non-compliance with a financial ratio test. If so, please tell us your consideration of this potential non-compliance when analyzing the disclosure requirements of Rule 4-08(e)(1) and 4-08(e)(3)(i) and (ii) of Regulation S-X and the need for the condensed financial information prescribed by Rule 12-04 of Regulation S-X as required by Schedule I of Rule 5-04 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company confirms that the payment of dividends by IAC or its subsidiaries could not cause non-compliance with a financial ratio test.

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If you have any questions concerning the Annual Report or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 314-7230 or Kathryn Gettles-Atwa, special counsel to the Company, at (212) 403-1142.

Sincerely yours,

/s/ JOANNE HAWKINS
Joanne Hawkins

cc:                                Jeffrey W. Kip (Chief Financial Officer, IAC/InterActive Corp)

Kathryn Gettles-Atwa (Wachtell, Lipton, Rosen & Katz)

Charles Lee (U.S. Securities and Exchange Commission)

Lilyanna Peyser (U.S. Securities and Exchange Commission)

Adam Phippen (U.S. Securities and Exchange Commission)

William Thompson (U.S. Securities and Exchange Commission)